PROXY STATEMENT PURSUANT TO SECTION 14(a)
             OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
     Section 240.14a-12


                       HEALTHRITE INC.
        (Name of Registrant as Specified in its Charter)

                      Bradley T. MacDonald
           (Name of Person(s) Filing Proxy Statement)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     1) Title of each class of securities to which transaction applies:

     2) Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

     4)   Proposed maximum aggregate value of transaction:

     5)   Total fee paid:

[ ]  Check box if any part of the fee is offset as provided by
     Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or
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     1)   Amount Previously Paid:

     2)   Form, Schedule or Registration Statement No.:

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     4)   Date Filed:

                BRADLEY T. MACDONALD & ASSOCIATES

                         PROXY STATEMENT
           IN OPPOSITION TO THE BOARD OF DIRECTORS OF
                         HEALTHRITE INC.
                         _______________

                 Annual Meeting of Stockholders
                 to be held on December 17, 1997
                         _______________

TO ALL STOCKHOLDERS OF HEALTHRITE INC.:

          This Proxy Statement and the enclosed GREEN Proxy Card are furnished to you by a committee consisting of Bradley T. MacDonald, David M. Green, Ronald O. Hauge, David H. Panasci, Beverly L. Valore, Reed Vordenberg, and Charles Richard Walgreen, Sr. (the "Committee"), in connection with its solicitation of proxies for use at the annual meeting of stockholders of HealthRite Inc. ("HealthRite" or the "Company") scheduled to be held on Wednesday, December 17, 1997 at 10:00 a.m., Eastern time, at the offices of the Company, 1145 Cronhill Drive, Owings Mills, Maryland 21117, and any and all adjournments thereof (the "Annual Meeting").

          The Committee beneficially owns 469,200 shares of HealthRite Common Stock, $.001 par value per share (the "Common Stock") which represents 10.67% of the total number of shares of Common Stock outstanding as of November 12, 1997, the record date for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. According to public filings, two members of the Committee, Bradley T. MacDonald and Ronald O. Hauge, are two of the largest stockholders of HealthRite.

          According to the proxy statement of the current board of HealthRite dated November 12, 1997 (the "Board's Proxy Statement"), the matters to be voted on at the Annual Meeting will include the election of seven individuals who will constitute HealthRite's Board of Directors. In opposition to management and the current Board of Directors, the Committee is proposing seven nominees for election as directors of HealthRite. The Committee is opposing the slate of nominees proposed by management and the current Board of Directors because the Committee believes that its nominees can increase HealthRite's sales and profits as a result of their personal knowledge and experience in retail sales and distribution of consumer products such as HealthRite's dietary supplements and their long-term relationships with major retail drug store and supermarket chains such as Walgreens and Southwest Supermarkets. (See "Reasons for the Solicitation.")

          HealthRite has set November 12, 1997, as the record date (the "Record Date") for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. According to the Board's Proxy Statement, 4,276,472 shares of HealthRite Common Stock were issued and outstanding as of the Record Date. The holders of Common Stock are entitled to one vote for each share held. This Proxy Statement and the enclosed GREEN Proxy Card will first be mailed to stockholders on or about December 5, 1997. HealthRite's principal executive offices are at 711 Fifth Avenue, New York, New York 10022.

                            IMPORTANT

          YOUR VOTE IS IMPORTANT. The reasons for the Committee solicitation are explained in this Proxy Statement, which you are urged to read carefully. If you agree with the Committee's positions, no matter how many or how few shares of Common Stock you own, please vote FOR the Committee's nominees by promptly signing and dating the enclosed GREEN Proxy Card and mailing it in the envelope provided. (See "Reasons for Solicitation.")

       For assistance or further information, please call:
                   BEACON HILL PARTNERS, INC.
                   Toll Free at 1-800-755-5001
                  In New York:  1-212-843-8500

Dated:  December 5, 1997

          At the Annual Meeting, seven directors are to be elected to hold office for a one-year term. The Committee's nominees, if elected, will replace the existing Board.

          Properly executed proxies will be voted in accordance with the directions indicated thereon. If a stockholder indicates no direction, the Committee's proxyholders will vote FOR the election of the Committee's nominees to the Board of Directors (see "The Committee's Nominees for Election as Directors" and "Certain Additional Information"), and FOR management's proposal to amend the HealthRite Inc. Stock Option Plan to increase the number of shares of Common Stock under the Plan to 700,000, and will vote, in their discretion, on such other matters as may properly come before the Annual Meeting.

          If you have executed and returned management's white proxy card, you have every right to change your vote by signing and returning the enclosed GREEN Proxy Card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. Any proxy may be revoked at any time before it is voted by (i) submitting a duly executed proxy bearing a later date, (ii) filing with the Secretary of HealthRite a written revocation, or (iii) attending the Annual Meeting and voting in person.

          If your shares are held in the name of a brokerage firm, your broker cannot vote your shares unless he or she receives your specific instructions. Please sign and date the enclosed Green Proxy Card and return it to your broker in the envelope which he or she provided. By doing so, you will be giving your broker the specific instructions required to vote for the Committee's nominees.

                          THE COMMITTEE

          The Committee was organized by a group of HealthRite stockholders who believe that it is vitally important to HealthRite's future that its Board of Directors include people with knowledge and experience in the retail sale and distribution of consumer products similar to HealthRite's dietary supplement products and who have long-term relationships with major drugstore chains, supermarkets, and other retail outlets for HealthRite's products. Charles Richard Walgreen, Sr., David H. Panasci, David M. Green, and Reed Vordenberg have extensive knowledge and experience, each in an executive capacity, with major retail chains. Further, they have maintained important business relationships with these major retail chains. The Committee's nominees have significant management experience with both publicly traded and privately held companies. In addition, Bradley T. MacDonald, former President and Chief Executive Officer of HealthRite, and Ronald O. Hauge, founder of Montana Naturals Int'l., Inc., have the knowledge of HealthRite and the dietary supplement industry necessary to manage the day-to-day operations of HealthRite.

          Set forth below are descriptions of the background and qualifications of the Committee's nominees for election as directors of HealthRite:

                      Bradley T. MacDonald

          Bradley T. MacDonald was President and Chief Executive Officer of HealthRite from March, 1996 to August, 1997, when he resigned as a result of disagreements with Warren H. Haber and John L. Teeger, the current Chairman and Chief Financial Officer, respectively, over the direction of the Company and management of the Company's operations. Under Mr. MacDonald's management, HealthRite's earnings increased from a loss of $366,000 in 1995 to net profits of $283,000 in 1996. Under Mr. MacDonald's leadership, HealthRite obtained an 80% loan guarantee from the State of Montana and a $5 million financing commitment for the expansion of HealthRite's manufacturing and distribution facilities. In addition, the Company's products began to be carried by major chains such as Osco Drug, Rite Aid, Publix and the Army Air Force Exchange Service.

          Mr. MacDonald is familiar with all aspects of HealthRite's operations, from production to distribution and marketing, and is aware of HealthRite's strengths and weaknesses.

                  Charles Richard Walgreen, Sr.

          Charles Richard Walgreen, Sr. is the President and Chief Executive Officer of Walgreen Asset Group, a venture capital firm. Prior to becoming President of Walgreen Asset Group, Mr. Walgreen was an executive in the Marketing/Purchasing Department of Walgreen Company with responsibility for purchasing over-the-counter consumer products (such as the dietary supplements sold by HealthRite) for Walgreen Company's 2,200 stores. A great-great grandson of the founder of the Walgreen Company, the largest drugstore chain in the United States, and the oldest of the fourth generation of Walgreens to be involved in the family business, Mr. Walgreen has substantial experience and extensive personal and business relationships with the Walgreen Company and with other companies in the retail drugstore industry. Mr. Walgreen is a graduate of Drake University and holds an MBA from the University of Notre Dame.

                        David H. Panasci

          David H. Panasci was President and Chief Operating Officer of Fay's Incorporated, the corporate parent of Fay's super drugstores, from 1993 until Fay's was sold to J.C. Penney in 1996. Mr. Panasci is currently a consultant to Eckard's, the successor to Fay's. During his 18 years with Fay's, Mr. Panasci became familiar with all aspects of Fay's business, including directing purchasing products for Fay's drug division. Mr. Panasci has significant experience in managing companies and developing strategic business plans.

                         Ronald O. Hauge

          Ronald O. Hauge was the founder of Montana Naturals Int'l., Inc. and has 13 years of experience in the health food industry. As President of Montana Naturals Int'l., Inc. from 1982 until the merger with HealthRite, Mr. Hauge was responsible for product development and marketing and for growing Montana Naturals' sales to $4 million with international distribution of its products. Mr. Hauge, as the owner of 170,000 shares of Common Stock, is one of the largest shareholders of HealthRite.

                         David M. Green

          David M. Green is the Chairman and Chief Executive Officer of Southwest Supermarkets, LLC, a supermarket chain based in Phoenix, Arizona with 42 stores in Arizona, California and Texas. Mr. Green has 25 years of experience in the supermarket and drugstore industry and has been President of three other supermarket chains in the southwestern United States prior to joining Southwest Supermarkets.

                         Reed Vordenberg

          Reed Vordenberg is the founder and President of Vordenberg Marketing, Inc., a private label sales and marketing consulting company. Vordenberg Marketing has provided marketing, consulting, sourcing, advertising, package design and quality assurance assistance to companies such as Heinz, Starkist, Ore Ida Potatoes, Jergens, Marketing Corporation of America, and many retailer brands. Vordenberg Marketing has developed complete private label programs for several major retailers covering over 2,500 items and ten different labels. Reed Vordenberg's substantial marketing and advertising experience in the development of private label and branded products would greatly assist the Committee's goals of increasing HealthRite's sales and the recognition of its branded products.

                        Beverly L. Valore

          Beverly L. Valore is the principal of Valore Chartered Law Offices in Linwood, New Jersey. She has acquired management and technology expertise in operating the business side of law for the past 10 years. On the legal side, one of Ms. Valore's primary practice areas is drug product liability law. She is a graduate of Rutgers University Law School in Camden, New Jersey. Ms. Valore an extensive background in science and medicine. She has a Masters of Science from Drexel University and was a student in the medical school graduate program at Temple University for two years. Ms. Valore has been a lecturer for numerous organizations and as such has participated in continuing education courses. Her background in education was acquired when she obtained a teaching certificate in secondary education. Her teaching degree was in comprehensive science from Stockton State College.

                  REASONS FOR THE SOLICITATION

          The Committee believes that the key to HealthRite's future growth and profitability is a Board of Directors with the necessary blend of experience and knowledge of (i) distribution of consumer products through major sales outlets such as national and regional supermarket and drugstore chains, (ii) product marketing and advertising, and (iii) production and product development in the dietary supplement and health food industry. The Committee believes its nominees have this knowledge and experience and through Charles Richard Walgreen, Sr., David H. Panasci, David M. Green, and Reed Vordenberg, the business relationships in the supermarket and drugstore chains to provide valuable assistance in the marketing and distribution of HealthRite's products.

          If elected as the directors of HealthRite, the Committee's nominees intend to rehire Bradley T. MacDonald as Chairman and Chief Executive Officer of HealthRite. The initial goals of the Committee's nominees will be to reduce costs by consolidating production facilities and to restructure sales and marketing efforts by focusing on distribution of HealthRite's products through major supermarket and drugstore chains and to continue to grow the Company's health food business.

          By consolidating all production in Montana, the Company can realize cost savings as a result of Montana's lower labor costs and the elimination of duplicative production facilities. The Committee would seek to obtain a tenant for the Company's Baltimore facility or form a joint venture for the production of other products for such facility. The Maryland offices would be maintained for the sales, administrative, and financial functions.

          The Committee intends to focus the Company's sales efforts on drugstore and supermarket chains to increase the Company's sales. In addition to using the contacts of the Committee's members with major retail outlets, the Committee's nominees intend to hire a sales specialist with experience in sales and distribution of consumer products to drugstore and supermarket chains. The Company's sales representatives would be consolidated in the Company's existing offices to coordinate sales efforts and facilitate training of the Company's sales staff.

          In opposition to HealthRite's Board of Directors, the Committee is soliciting proxies to elect Bradley T. MacDonald, David M. Green, Ronald O. Hauge, David H. Panasci, Beverly L. Valore, Reed Vordenberg, and Charles Richard Walgreen, Sr., as directors of HealthRite, each to serve for a one-year term and until their successors have been duly elected and qualified. The Committee is also soliciting proxies to vote in their discretion on any other matters that may come before the Annual Meeting.
The Committee beneficially owns 469,200 shares of Common Stock, which represents 10.67% of total shares outstanding as of the Record Date. According to public filings as of the Record Date, two members of the Committee, Bradley T. MacDonald and Ronald O. Hauge, are two of the largest stockholders of HealthRite.

       THE COMMITTEE'S NOMINEES FOR ELECTION AS DIRECTORS

          Under HealthRite's Bylaws, the number of directors is fixed from time to time by the Board of Directors or the stockholders. Directors serve one-year terms. According to the Board's Proxy Statement, the number of directors has been fixed at seven; and seven directors are to be elected at the Annual Meeting to hold office for the ensuing year. In opposition to management and the current Board of Directors, the Committee is proposing a slate of seven directors. The Committee's nominees have substantial experience in retail distribution of dietary supplement products such as HealthRite's, qualities the Committee believes to be important for individuals serving as HealthRite directors.

          Each of the Committee's nominees has consented to serve as a director if elected. The Committee does not expect that any of its nominees will be unable to stand for election, but if, by reason of an unexpected occurrence, one or more of the nominees is not available for election, the shares represented by the enclosed GREEN Proxy Card will be voted for a substitute nominee selected by the Committee.

          The following table sets forth certain information regarding the Committee nominees. Unless otherwise indicated in a footnote, the beneficial owner of shares of Common Stock has sole voting and investment power over such shares.

                              Present Principal          Beneficial
                              Occupation and             Ownership      Percent
                              Principal Occupation       of Shares      of
Name, Business                During the Last            as of          Common
 Address and age              Five Years                 11/12/97       Stock
Bradley T. MacDonald          President and CEO of         229,000*      5.36%
9332 Owings Choice Court      HealthRite from March
Owings Mills, MD 21117        1996 to August 1997;
     (Age 50)                 Program Director of the
                              United States Mint from
                              1994 to 1996; Deputy
                              Director and CFO of Retail,
                              Food & Hospitality and
                              Recreation Business of U.S.
                              Marine Corps 1991-1994

David M. Green                President, Chairman and CEO   22,000       0.51%
10128 East Topaz Drive        of Southwest Supermarkets,
Scottsdale, AZ 85258          LLC, a Phoenix, AZ super-
    (Age 42)                  market chain since January
                              1997; President and CEO of
                              Smitty's Super Valu, Inc.
                              from 1992 to 1995; President
                              and CEO of Yucaipa Companies
                              from 1995 to 1996; President
                              of Ralph's Supermarkets from
                              1996 to 1997

Ronald O. Hauge               Field Representative with    170,000**     3.98%
119 Daly Avenue               Guardian Life Ins. Co. since
Missoula, MT 59801            1995; Consultant with Montana
    (Age 51)                  Naturals Intl., Inc. from 1994
                              to 1995; Representative to
                              Japan for the State of Montana
                              from 1993 to 1994; Consultant
                              with Montana Naturals Intl., Inc.
                              during 1992 with responsibility
                              for marketing and new product
                              development; from 1982 to 1992
                              President, CEO and founder of
                              Montana Naturals Intl., Inc.

David H. Panasci              President and CEO of Fay's    30,100       0.70%
4914 West Genesee Street      Incorporated (publicly
Camillus, NY 13031            held parent company of
    (Age 39)                  Fay's super drug stores
                              and the Paper Cutter) 1994
                              -1996; Prior thereto Execu-
                              tive Vice President from
                              July 1992 to April 1993

Beverly L. Valore             Attorney with Valore Law       2,000       0.05%
Linwood Commons               Firm, P.C.
Suite C-4
2106 New Road
Linwood, NJ 08221
    (Age 55)

Reed Vordenberg               President and founder of      12,000***    0.28%
34119 West 12 Mile Road       Vordenberg Marketing, Inc.
Suite 365                     (marketing and advertising
Farmington Hills, MI 48331    consultants)
    (Age 47)

Charles Richard Walgreen, Sr. President and CEO of           4,100       0.10%
736 North Western Avenue      Walgreen Asset Group, a
Suite 245                     venture capital firm
Lake Forest, IL   60045       since 1997.  Prior thereto
    (Age 37)                  executive purchasing
                              manager in the Marketing/
                              Purchasing Department of
                              Walgreen Company from 1980
                              to 1996

____________________

* Includes 100,000 shares subject to options held by Mr. MacDonald which are exercisable until March 15, 1998. Includes 20,000 shares of Series A Preferred Stock of HealthRite owned by Mr. MacDonald which do not have voting rights with respect to the election of directors until HealthRite fails to pay the annual dividend but which are convertible into shares of Common Stock at any time at the option of the holder.

**   Owned jointly with his wife.

*** Includes 10,000 shares owned by Mr. Vordenberg's father as to which Mr. Vordenberg disclaims beneficial ownership.


          All transactions in securities of HealthRite engaged in by the Committee or any of the Committee's nominees during the past two years are set forth on Appendix A. Neither the Committee nor any of the Committee's nominees is the record owner of any securities of HealthRite of which they may not be deemed to be the beneficial owner and neither the Committee nor any of the Committee's nominees owns beneficially any securities of any subsidiary of HealthRite. None of the Committee's nominees has had any transaction, or any arrangements or understandings with respect to any future transactions, to which HealthRite was or is to be a party. Bradley T. MacDonald and HealthRite are parties to a termination agreement that expires on December 31, 1997, which was entered into in connection with Mr. MacDonald's resignation as President and Chief Executive Officer of HealthRite. If the Committee's nominees are elected as directors of HealthRite, they intend to rehire Mr. MacDonald as Chairman and Chief Executive Officer and Reed Vordenberg as President of HealthRite.

          Except as described in this Proxy Statement or on Appendix A, neither the Committee nor any of the Committee's nominees or any of their associates (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of HealthRite's last fiscal year, or in any currently proposed transaction, to which HealthRite or any of its subsidiaries is a party, (ii) owns beneficially any securities of HealthRite, (iii) borrowed any funds for the purpose of acquiring or holding any securities of HealthRite, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of HealthRite or (iv) is the beneficial or record owner of any securities of HealthRite or any parent or subsidiary thereof.

          Neither the Committee nor any of the Committee's nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

          Shares represented by properly executed GREEN Proxy Cards will be voted as directed. If no direction is given, they will be voted "FOR" the election of Bradley T. Macdonald, David M. Green, Ronald O. Hauge, David H. Panasci, Beverly L. Valore, Reed Vordenberg, and Charles Richard Walgreen, Sr. to HealthRite's Board of Directors and FOR the proposal to amend HealthRite's Stock Option Plan. YOUR VOTE IS IMPORTANT.

                   PROXY SOLICITATION EXPENSES

          The members of the Committee may solicit proxies by telephone, telegram or personal interview, in addition to solicitation by mail, for which no compensation will be paid to such members. In addition, the Committee has retained Beacon Hill Partners, Inc. ("Beacon Hill") to aid in the solicitation of proxies and to solicit proxies from individuals, brokers, bank nominees and other institutional holders, for which it will be paid a fee of up to $25,000 and out-of-pocket expenses. Approximately 25 persons will be utilized by Beacon Hill in the solicitation of proxies.

          The Committee will pay all costs in connection with its solicitation of proxies. The Committee anticipates that a total of approximately $50,000 will be spent in connection with the solicitation, of which approximately $10,000 has been incurred as of the date hereof. Brokerage firms, fiduciaries and other nominees will be requested to forward the Committee's proxy materials to the beneficial owners of shares of Common Stock they hold of record, and the Committee will reimburse such persons for their reasonable out-of-pocket expenses. If one or more of its nominees are elected as directors of HealthRite, the Committee intends, because it believes this solicitation to be in the best interests of HealthRite and its stockholders, to request reimbursement from HealthRite of its expenses incurred in connection therewith and does not expect to submit such matter to a vote of stockholders.

                 CERTAIN ADDITIONAL INFORMATION

          The Board's Proxy Statement contains certain information that has been omitted from this Proxy Statement in accordance with Rule 14a-5(c) under the Securities Exchange Act of 1934, as amended. Such information relates to (i) the number of shares entitled to vote as of the Record Date, (ii) the ownership of Common Stock by HealthRite's management and directors (see "Security Ownership of Directors and Executive Officers" in the Board's Proxy Statement), (iii) management compensation paid for 1996 (see "Executive Compensation" in the Board's Proxy Statement), (iv) the ownership of Common Stock by beneficial owners of more than 5% of the Common Stock (see "Principal Stockholders" in the Board's Proxy Statement), (v) the proposal to amend HealthRite's Stock Option Plan to increase the number of shares of Common Stock under the plan to 700,000 (see "Proposal to Amend the Stock Option Plan" in the Board's Proxy Statement), and (vi) the date by which shareholder proposals must be received by the Company to be presented at the next annual meeting of stockholders of the Company (See "Other Matters" in the Board's Proxy Statement).

                          OTHER MATTERS

          The Committee is not aware of any matters other than the election of directors and the proposal to approve an amendment to HealthRite's Stock Option Plan to be considered at the Annual Meeting. If any other matters properly come before the Annual Meeting, including any motion to adjourn the Annual Meeting, the persons named in the GREEN Proxy Card or their substitutes will vote, in their discretion, all shares of Common Stock covered by GREEN Proxy Cards with respect to such matters.

          Bradley T. MacDonald has failed to file a report on Form 4 with respect to a purchase of 2,900 shares of HealthRite
Common Stock on December 5, 1996.

                         TIME IS SHORT.
           PLEASE SEND IN YOUR GREEN PROXY CARD TODAY.

       For assistance or further information, please call

                   BEACON HILL PARTNERS, INC.
                   Toll Free at 1-800-755-5001
                  In New York:  1-212-843-8500

                           APPENDIX A

          The following sets forth certain information with regard to the Committee and other persons who may be deemed participants in this proxy solicitation, within the meaning of Rule 14a-11 promulgated under the Securities Exchange Act of 1934.

     1.   Bradley T. MacDonald:

          Business Address
          9332 Owings Choice Court
          Owings Mills, MD  21117

          Shares Beneficially Owned

               229,000 shares of Common Stock, which represents
               5.36% of 4,276,472 total shares outstanding as of November 12, 1997. 109,000 shares are held of record.

          Transactions During Past Two Years

          Date                          Amount

     December 5, 1996              Purchased 2,900 shares
     March 15, 1996                Purchased 100,000 shares
     May, 1997                     4,000 shares issued by
                                        HealthRite as a bonus

     2.   David M. Green:

          Business Address
          10128 East Topaz Drive
          Scottsdale, AZ  85258


          Shares Beneficially Owned

               22,000 shares of Common Stock, which represents
               0.51% of 4,276,472 total shares outstanding as of November 12, 1997

          Transactions During Past Two Years

          Date                          Amount

     February 4, 1997              Purchased 5,000 shares
     August 1, 1997                Purchased 17,000 shares

     3.   Ronald O. Hauge:

          Business Address
          119 Daly Avenue
          Missoula, MT  59801

          Shares Beneficially Owned

               170,000 shares of Common Stock, which represents
               3.98% of 4,276,472 total shares outstanding as of November 12, 1997

          Transactions During the Past Two Years

          Date                          Amount

     January 7, 1997               sold 3,000 shares
     February 12, 1997             sold 3,000 shares
     March 14, 1997                sold 3,000 shares
     April 15, 1997                sold 5,000 shares
     May 2, 1997                   sold 2,500 shares
     June 13, 1997                 sold 2,000 shares
     June 26, 1997                 sold 3,000 shares
     July 14, 1997                 sold 2,000 shares

     February 13, 1996             sold 10,000 shares
     February 15, 1996             sold 30,000 shares
     April 16, 1996                sold 3,000 shares
     August 23, 1996               sold 2,162 shares
     September 10, 1996            sold 10,000 shares
     October 9, 1996               sold 2,500 shares
     October 10, 1996              sold 2,500 shares
     October 28, 1996              sold 2,500 shares
     November 22, 1996             sold 2,500 shares

     4.   David H. Panasci:

          Business Address
          4914 West Genesee Street
          Camillus, NY  13031

          Shares Beneficially Owned

               30,100 shares of Common Stock, which represents
               0.70% of 4,276,472 total shares outstanding as of November 12, 1997

          Transactions During Past Two Years

          Date                          Amount

     October 17, 1997              Purchased 2,100 shares
     October 23, 1997              Purchased 3,000 shares
     April 29, 1997                Purchased 14,000 shares
     April 30, 1997                Purchased 6,000 shares
     May 2, 1997                   Purchased 5,000 shares

     5.   Beverly L. Valore:

          Business Address
          Linwood Commons, Suite C-4
          2106 New Road
          Linwood, NJ  08221

          Shares Beneficially Owned

               2,000 shares of Common Stock, which represents
               0.05% of 4,276,472 total shares outstanding as of November 12, 1997

          Transactions During Past Two Years

          Date                          Amount

     October 27, 1997              Purchased 2,000 shares




     6.   Reed Vordenberg:

          Business Address
          34119 West 12 Mile Road
          Suite 365
          Farmington Hills, MI  48331

          Shares Beneficially Owned

               12,000 shares of Common Stock, which represents
               0.28% of 4,276,472 total shares outstanding as of November 12, 1997. 10,000 of such shares are owned by Mr. Vordenberg's father.

          Transactions During Past Two Years

          Date                          Amount

     June 3, 1997                  Purchased 2,000 shares




     7.   Charles Richard Walgreen, Sr.:

          Business Address
          736 North Western Avenue
          Suite 245
          Lake Forest, IL  60045

          Shares Beneficially Owned

               4,100 shares of Common Stock, which represents
               0.10% of 4,276,472 total shares outstanding as of November 12, 1997

          Transactions During Past Two Years

          Date                          Amount

     October 17, 1997              Purchased 2,500 shares
     October 24, 1997              Purchased 1,600 shares

PROXY SOLICITED IN OPPOSITION TO THE INCUMBENT BOARD OF DIRECTORS
                       OF HEALTHRITE INC.
              BY Bradley T. MacDonald & Associates

     The undersigned hereby appoints Bradley T. MacDonald, Stephen F. Ritner and Beverly L. Valore, or any of them acting in the absence of others, as proxyholders, each with the power to appoint his substitute , to attend the Annual Meeting of Stockholders of Health Rite Inc. (the "Company") on December 17, 1997 and any adjournment thereof, and to vote all shares which the undersigned would be entitled to vote if personally present upon the following matters and upon such other business as may properly come before said annual meeting or any adjournment thereof. If more than one of said proxies or their respective substitutes shall be present and vote at said meeting or any adjournment thereof, a majority of them so present shall have and shall exercise all the powers granted hereby.

Election of Directors:

[ ] FOR all nominees listed below (except as marked to the contrary below)

[  ] WITHHOLD AUTHORITY to vote for all nominees listed below

INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through his name in the list below:


     Bradley T. MacDonald, David M. Green, Ronald O. Hauge,
     David H. Panasci, Beverly L. Valore, Reed Vordenberg, and
     Charles Richard Walgreen, Sr.

Approve Amendment to Stock Option Plan:

          [  ] FOR      [  ] AGAINST     [  ] ABSTAIN

Other Business:

     In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

     ALL PROXIES WILL BE VOTED IN ACCORDANCE WITH THE
INSTRUCTIONS NOTED HEREON.  IN THE ABSENCE OF INSTRUCTIONS, THIS
PROXY WILL BE TREATED AS GRANTING AUTHORITY TO VOTE "FOR" THE
ELECTION OF THE NOMINEES FOR DIRECTORS MADE BY BRADLEY T.
MACDONALD & ASSOCIATES AND "FOR" THE PROPOSAL TO AMEND THE STOCK
OPTION PLAN.

     The undersigned hereby revokes any proxy or proxies heretofore given to vote shares at said meeting or any adjournments thereof.

                              Dated:___________________________

                              _________________________________

                              _________________________________

                              _________________________________
                              Sign here exactly as name(s)
                              appears on left.

                              If shares are held by joint
                              tenants, both should sign.  When
                              signing as attorney, administrator,
                              trustee or guardian, please give
                              your full title as such.  If a
                              corporation, please sign in full
                              corporate name by the president or
                              other authorized officer.  If a
                              partnership, please sign in
                              partnership name by authorized
                              person.

PLEASE DATE, SIGN AND RETURN THIS PROXY IN THE ENCLOSED ADDRESSED
ENVELOPE.

                 YOUR LATEST DATED PROXY COUNTS!

                Bradley T. MacDonald & Associates



                        November 26,


Dear Fellow Shareholder:

     We are requesting your vote to assist us in our quest to be elected as directors of HealthRite, Inc. ("HealthRite" or the "Company"). As set forth in detail in the enclosed Proxy Statement, each of the members of our Committee, who are the opposition nominees for HealthRite's Board of Directors, bring unique and valuable talents to the Company. Our Board nominees consist of the following individuals:

     Bradley T. MacDonald, Co-Chairman of the Committee, the former President and CEO of HealthRite;

     Charles Richard Walgreen, Sr., Co-Chairman of the
     Committee, the President and CEO of Walgreen Asset
     Group, a holding company which owns and operates a diverse group of companies, and formerly an executive with the Walgreen Company, a national chain of 2,600 drug stores;

     David H. Panasci, former President and CEO of Fay's
     Incorporated, the corporate parent of Fay's super drug stores, until the sale of the stores in 1996 to J.C.
     Penney;

     Ronald O. Hauge, the founder of Montana Naturals and its President until the merger with HealthRite in 1992;

     David M. Green, the Chairman and CEO of Southwest
     Supermarkets, L.L.C.;

     Reed Vordenberg, the founder and President of Vordenberg Marketing, Inc., a sales and marketing consulting firm for several major national brands; and

     Beverly L. Valore, Esquire, an attorney with a masters in science from Drexel University in Philadelphia.

     We have brought together a very talented team with expertise in the operations, marketing, retailing, and product development of consumer products. In addition, we believe the long-term relationships between many of our nominees and major national drug chains and supermarkets will assist the Company in obtaining valuable shelf space and will result in substantially increased product sales. Further, with careful cost control and strong management, we are confident we can reduce operating costs and make the Company a more profitable enterprise.

     Enclosed with this letter is the Committee's Proxy
Statement. We urge you to read it carefully and then complete the attached GREEN proxy card electing the Committee members as the Company's new Board of Directors.

     Your vote is important to us. Please complete the Green Proxy Card, date it, sign it and return it to us in the envelope we have provided. Even if you have already voted by completing the white proxy card sent to you by current management, you may change your vote by completing, dating and signing the Committee's GREEN card and returning the GREEN card to us. The signed proxy card with the latest date will be counted as your vote.

     Should you have any questions or require additional information, please contact:

                           BEACON HILL

                   Toll Free at 1-800-755-5001

     Thank you for your support of the Committee. We will do our utmost to make HealthRite a profitable Company and your investment a valuable part of your portfolio.


                                   Very Truly Yours,



                                   ____________________________
                                   Charles Richard Walgreen, Sr.
                                   Co-Chairman



                                   _____________________________
                                   Bradley T. MacDonald
                                   Co-Chairman